

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

By Facsimile and U.S. Mail

Richard Man Fai Lee
Chief Executive Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

>   **Re: China Premium Lifestyle Enterprise, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed May 17, 2010**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
>   **And September 30, 2010**
>   **File No. 333-120807**

Dear Mr. Lee:

    We have reviewed your supplemental response dated November 22, 2010 as well as your filings and have the following comments. As noted in our comment letter dated October 20, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 37

1. We note your response to prior comment seven from our letter dated October 20, 2010 as to the availability under the trade finance facility. Please explain to us and revise your disclosure to more clearly describe the nature of the "enhancement" you discuss related to trade finance facilities. Show us what your disclosure will look like revised.

2. We note your response to prior comment eight from our letter dated October 20, 2010 regarding the various sources of your auto financings. Please revise future filings to clarify that all of your stocking loans are provided by banks.

3. We note your response to prior comment nine from our letter dated October 20, 2010 regarding an expanded discussion of your liquidity on both a short-term and long-term basis. You state you have sufficient liquidity to meet currently anticipated needs however please expand your disclosure to also address how you will meet liquidity needs on a long-term basis in future filings. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Audited Consolidated Financial Statements – China Premium Lifestyle Enterprise, Inc. and Subsidiaries

Item 9A. Controls and Procedures, page 40

4. We note your response to prior comment 20 from our letter dated October 20, 2010 regarding the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Please tell us what relevant education and on-going training these individuals have had relating to U.S. GAAP and describe further their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-32029, if you have questions regarding comments on the financial statements and related matters.   Please contact the undersigned at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief